Φ 3-13-02

877691

1-14270

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR MARCH 13, 2002

Nortel Inversora S.A.

(Exact name of Registrant as specified in its charter)

ARGENTINA
(Jurisdiction of Incorporation)

Alicia Moreau de Justo, No. 50, 1107
Buenos Aires, Argentina
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]
Not applicable

Nortel Inversora S.A.

TABLE OF CONTENTS

Nortel Inversora S.A.

Contacts:

Elvira Cosentino

Maria Blanco
Nortel Inversora
(54-11) 4 968-3630

Kelly Keisling
Gia Podobinski
Golan/Harris International
212-6979191

NORTEL INVERSORA S.A. ANNOUNCES CONSOLIDATED RESULTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

Buenos Aires, March 12 , 2002 - Nortel Inversora S.A. (NYSE: NTL), whose sole substantial activity is owning 54.741682 % of the stock of Telecom Argentina STET-France Telecom S.A. ("Telecom") and whose sole substantial source of cash income is cash dividends and other distributions paid on such stock, today announced consolidated net income of P$ 25 million for the fiscal year ended December 31, 2001. Nortel's consolidated financial results for the fiscal year ended December 31, 2001 are substantially identical to Telecom's results for the same period, after accounting for minority interest and financial income and expenses at the holding company level.

On May 3rd, 2001 Nortel received P$ 19.4 million in dividends from Telecom for the irregular fiscal period of three months ended December 31, 2000.

The Nortel Ordinary Shareholders Meeting held on April 26, 2001 established the payment of cash dividends (relating to the irregular fiscal period of three months ended December 31, 2000) for a total of $ 5.8 million (preferred A dividends of $ 5 million, preferred B dividends of $ 0.4 million and ordinary dividends of $ 0.4 million), which were paid on May 4, 2001.

On May 4, 2001, the fifth capital amortization installment was paid ($ 13.8 million) in accordance with the terms and conditions for the issuance of its Series A Preferred Shares.

Nortel 's remaining cash, together with interest income, was used to pay the sixth capital amortization and interest on the A and B Notes ($ 15.9 million) on April 2, 2001, and to fund administrative and other expenses.

Additionally, the Board of Directors of Nortel has determined that its proposals to the Shareholders Meeting to be held on April 25, 2002, will not include any proposed redemption payments on its Series A Preferred Shares nor any proposed dividend payments on its Series A and , Series B Preferred Shares and on its Ordinary Shares. As a holding company, Nortel's ability to pay dividends is dependent upon the receipt of cash dividends and other distributions paid on the common stock of Telecom owned by it. In addition to the foregoing, Nortel's ability to make redemption payments on its Series A Preferred Shares is also restricted by the unavailability of funds. In a press release dated February 27 , 2002, Telecom announced that its Board of Directors decided that it will not recommend paying dividends in respect of fiscal year 2001.

FINANCIAL TABLES BELOW

NORTEL INVERSORA S.A.

FISCAL YEAR ENDED DECEMBER 31, 2001

(In millions of Argentine pesos)

Consolidated Balance Sheet

	2001	**2000**
Current assets	1,207	1,443
Non-current assets	5,420	5,735
Total assets	**6,627**	**7,178**
Current liabilities	1,825	1,753
Non-current liabilities	2,419	2,871
Total liabilities	**4,244**	**4,624**
Minority interests	1,085	1,159
Total shareholders' equity	1,298	1,395
Total liabilities and shareholders's equity	**6,627**	**7,178**

Consolidated Income Statement

	2001	**2000**
Net revenues	3,049	3,214
Cost of services provided	(1,488)	(1,521)
Administrative and selling expenses	(1,150)	(1,145)
Operating profit	**411**	**548**
Equity lost from related companies	(11)	(8)
Financial and holding results	(229)	(193)
Other, net	(59)	(48)
Unusual losses	(15)	0
Income tax	(51)	(145)
Minority interests	(21)	(69)
Net Income	**25**	**85**

Ratios

	2001	**2000**
Liquidity	0.66	0.82
Indebtedness	1.78	1.81

María Elvira Cosentino
General Manager

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTEL INVERSORA S.A.

Date: March 13, 2002

By: ______________________
Name: Maria Elvira Cosentino
Title: General Manager and Sole Officer